                                                                   Exhibit "B"
                              [BIOVAIL LETTERHEAD]

                                  FOR:         Biovail Corporation International

                                  APPROVED BY: Eugene Melnyk
                                               Chairman of the Board
                                               Bob Podruzny
                                               Chief Financial Officer
                                               (416) 285-6000
FOR IMMEDIATE RELEASE

                        BIOVAIL CONFIRMS ANALYST REPORT

        -CARDIZEM CD GENERIC WAXMAN-HATCH CERTIFICATION PERIOD EXPIRES-

     TORONTO, Canada, August 14, 1997 -- Biovail Corporation International (NYSE, TSE:BVF) today confirmed the expiration of the 45-day Waxman-Hatch certification period with respect to its Abbreviated New Drug Application (''ANDA'') filing of a generic version of Cardizem CD. Under the provisions of the Waxman-Hatch legislation, Biovail notified Hoechst Marion Roussel (''Hoechst'') as patent holder for Cardizem CD, that Biovail's ANDA filing did not infringe upon any of Hoechst's patents relating to Cardizem CD. Hoechst has not challenged Biovail's filing within the required 45-day time limit and accordingly, Biovail's ANDA filing for its generic version of Cardizem CD may now proceed through the FDA review process without the encumbrance contemplated by the Waxman-Hatch Act.


     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.


                                 [RECYCLE LOGO]
                              [BIOVAIL LETTERFOOT]